November 4, 2005
Mr. Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-7010
Re: The Yankee Candle Company
SEC Comment Letter: File No. 1-15023
Dear Mr. Decker:
We have reviewed your comments in your letter dated October 3, 2005 regarding our Form 10-K for the fiscal year ended January 1, 2005 and our Forms 10-Q for the quarterly periods ended April 2, 2005 and July 2, 2005 and herein provide our responses to your inquiries in the letter.
Form 10-K for the year ended January 1, 2005
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Yankee Candle Response:
Our responses below indicate the changes we propose to make as a result of the Staff’s comments, and where applicable, the changes we propose to incorporate into future filings as indicated in our responses.
Item 6. Selected Financial Data, page 14
2. The measure you characterize as EBITDA is adjusted for items other than what its acronym suggests. Please revise the measure that you present to adjust it only for what its acronym suggests or rename the measure.

Yankee Candle Response:
In accordance with the Staff’s comment, the Company’s future filings will characterize EBITDA for only the items that its acronym suggests.
3. You eliminate non-cash compensation from EBITDA and adjusted EBITDA for four of the five years presented in Selected Financial Data. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Further, the response to question 8 in the June 13, 2003 FAQ regarding the use of non-GAAP financial measures clarifies that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Please revise your disclosure to demonstrate the usefulness of your non-GAAP performance measures EBITDA and adjusted EBITDA by discussing the following:
•	The manner in which you use the non-GAAP measures to conduct or evaluate your business;

•	The economic substance behind your decision to use such measures;

•	The material limitations associated with use of the non-GAAP financial measure as compared to net income;

•	The manner in which you compensate for these limitations when using the non-GAAP financial measures; and

•	The substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.
Yankee Candle Response:
In future filings, the Company will present EBITDA in accordance with the Staff’s comment to no longer factor non-cash compensation into the calculation of EBITDA. We will also provide the following lead-in to the data:
Management presents EBITDA because we believe that it is a useful tool for us and our investors to measure our ability to meet debt service, capital expenditure and working capital requirements. In addition, the Company’s debt covenants in the credit agreement relating to our credit facility contain ratios based on this measure. EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In order to compensate for differences in the calculation of EBITDA across companies, EBITDA should be evaluated in conjunction with GAAP measures such as operating income, net income, and other measures of equal importance.

4. Please revise your disclosure to present your non-GAAP measures, EBITDA, adjusted EBITDA and adjusted EBITDA margin separately from cash flow measures determined in accordance with GAAP by including them under a heading such as Other Data, rather than Cash Flow Data.
Yankee Candle Response:
In accordance with the Staff’s comment, in the Company’s future filings, EBITDA will be reported under the heading Other Data rather than Cash Flow Data. In addition, the Company will no longer report adjusted EBITDA and adjusted EBITDA margin.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Fifty-Two Weeks Ended January 1, 2005 (“2004”) Compared to Fifty-Three Weeks Ended January 3, 2004 (“2003”), page 18
5. Please discuss the business reasons for the changes between periods in the gross margin and selling expenses of both of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings:
Retail gross profit increased 7.2% to $192.8 million in 2004 from $179.8 million in 2003. Retail sales increased $16.9 million, which contributed approximately $11.4 in gross profit dollars. As a percentage of sales, retail gross profit improved to 68.0% in 2004 from 67.4% in 2003. The improvement in retail gross profit rate was primarily the result of productivity improvements in supply chain operations and the benefit of cost reduction initiatives of $1.6 million.
Wholesale gross profit increased 15.3% to $130.9 million in 2004 from $113.5 million in 2003. Wholesale sales increased $28.7 million, which contributed $13.5 million in gross profit dollars. As a percentage of sales, wholesale gross profit improved to 48.3% in 2004 from 46.9% in 2003. The improvement in wholesale gross profit rate was primarily the result of productivity improvements in supply chain operations and the benefit of cost reduction initiatives of $3.9 million.
Retail selling expenses increased 11.8% to $116.1 million in 2004 from $103.9 million in 2003. These expenses relate to payroll, occupancy, advertising and other store operating costs, as well as pre-opening costs, which are expensed as incurred. As a percentage of retail sales, retail selling expenses were 41.0% in 2004 and 39.0% in 2003. The increase in retail selling expenses in dollars was primarily related to the 60 new retail stores opened in 2004 and the 49 new retail stores opened in 2003. These two store classes are considered immature stores, which are generally stores that are less than three years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than three years since fixed costs, as a percent of sales, are higher in the early sales maturation period. The 2004 store class had selling expenses equal to 41.4% of sales and the 2003 store class had selling expenses equal to 42.6% of sales. The increase in retail selling expense as a percentage of retail sales was primarily attributable to the decrease in comparable store sales and to a lesser extent the 60 new stores opened in 2004 and the 49 new retail stores opened in 2003.
Wholesale selling expenses increased 27.7% to $15.2 million in 2004 from $11.9 million in 2003. These expenses relate to payroll, advertising and other operating costs. As a percentage of wholesale sales, wholesale selling expenses were 5.6% in 2004 and 4.9% in 2003. The increase in wholesale selling expenses in dollars was primarily the result of the GBI acquisition, which contributed $2.0 million of selling expenses in 2004 that did not exist in 2003. Excluding these expenses, wholesale selling expenses would have been flat as a percentage of sales in 2004 when compared to 2003.
6. You indicate that the primary factor contributing to the decrease in comparable stores sales was a decline in retail traffic. Please disclose and tell us whether the decline in comparable store sales is a trend given that your comparable stores sales have decreased in each of the last four fiscal years. Please also disclose the potential impact of a continued decrease in comparable store sales.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings:
A continued decrease in our retail comparable store sales will have an adverse impact on our cash flows and earnings. This is due to the fact that a significant portion of our expenses are comprised of fixed costs, such as lease payments, and our ability to decrease expenses in response to negative comparable store sales is limited in the short term. If comparable store sales continue to decline it will negatively impact earnings. However, we do not believe that it will significantly impact our working capital, or our compliance with bank covenant requirements in the future.
Supplementally, we advise the Staff as follows. We acknowledge, as noted by the Staff, that we have experienced negative retail comparable store sales in each of the last four fiscal years and that, looking back, this constitutes a historical trend. However, management has not concluded that this is a trend that will necessarily continue going forward. In this regard we note that (i) we have had positive comparable store sales in two of the last four fiscal quarters and (ii) while negative, our annual comparable store sales have been trending upward over this time period. Fiscal 2002 comparable store sales were 6%; fiscal 2003 comparable store sales were 4% and fiscal 2004 comparable store sales were 2%. Management’s budget for fiscal 2005, and the corresponding public guidance provided by the Company, contemplated that this upward trend would continue and would result in slightly positive retail comparable store sales for fiscal 2005. Based on actual results through the third fiscal quarter, we have revised our forecast to provide for slightly negative retail comparable store sales for the full 2005 fiscal year. Management has yet to reach any conclusion regarding forecasted 2006 comparable store sales, as the budgeting process is just underway. That said, management has implemented or is planning to implement several initiatives aimed at improving retail comparable store sales including: investments in proven specialty retail talent, a test of an increased marketing spending program designed to drive traffic and increase average ticket, more effective use of our customer relationship marketing program, and optimizing our product assortment to introduce new fragrances and candle forms while also attempting to further differentiate between our retail stores and our wholesale business.
Sales, page 18
7. You indicate that a store first enters your comparable store sales base in the fourteenth month of operation. Please disclose how you treat relocated stores or expansions in the square footage of stores in your comparable store sales computation, as well as stores that were closed during the period.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings:
The Company has relocated only one store and had only seven store expansions or remodels over the last five years. In these instances, the stores were not excluded from our comparable store calculation due to the short period of time that the stores were closed. Permanently closed stores are excluded from the comparable store calculation beginning in the month in which the store closes.
Contractual Obligations, page 23
8. Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum, interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings disclosing the estimated interest payments to be made based on the outstanding debt balance as of the period end reported. Our suggested disclosure is as follows:
In addition to obligations to repay our debt obligations, we lease the majority of our retail stores under operating leases. The following table summarizes our commitments under both our debt and lease obligations:

	Payments due by period (in thousands)
Contractual obligations	Total	2005	2006	2007	2008	2009	Thereafter
Debt obligations (1)	$75,000	$—	$—	$75,000	$—	$—	$—
Operating leases	179,632	25,603	24,451	23,311	22,665	21,020	62,582
Purchase commitments (2)	11,453	11,453	—	—	—	—	—
Estimated interest payments (3)	6,645	2,798	2,798	1,049	—	—	—

Total contractual cash obligations	$272,730	$39,854	$27,249	$99,360	$22,665	$21,020	$62,582

(1)	Assumed to be outstanding through its maturity date of May 19, 2007.

(2)	Includes open purchase orders for goods purchased in the ordinary course of our business, whether or not we are able to cancel such purchase orders.

(3)	Estimated interest payments are based on the outstanding debt balance of $75.0 million at 1/1/2005, assumed to be outstanding through May 19, 2007, at an estimated interest rate of 3.7% (the rate in effect at January 1, 2005).
Financial Statements
9. Please explain to us how your netting of cash flows related to borrowings and repayments under bank credit agreements meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in borrowings and repayments under bank credit agreements.
Yankee Candle Response:
From 1999 to the present, the Company utilized revolving lines of credit to fund working capital, letters of credit, repurchase of the our Common Stock and other general corporate purposes. Due to the capacity and flexibility these facilities provide, as well as other advantageous terms such as interest rates on borrowings, we have utilized these facilities for all of our borrowing needs.
During 2002-2004, we accessed our credit facilities on a weekly or monthly basis, as required, depending on the time of year and our cash requirements to meet short term operating needs. We have not utilized traditional long term borrowings to finance our operations. Based on the patterns of usage, we have a history of repaying some of the borrowings within a three month period.
For these reasons, we have presented borrowings and repayments under our revolving lines of credit on a net basis rather than gross basis. This presentation is analogous to Example 1 within Appendix C of SFAS 95 which reflects “net borrowings under line of credit agreement.” We believe our current presentation provides the most meaningful information to users of the financial statements. Further, we believe the presentation provides relevant information, as required by paragraph 4 of SFAS 95, about the Company’s cash flows related to the revolving lines of credit. This view is supported by paragraph 78 of SFAS 95, which indicates,

“Many respondents to the Exposure Draft said that non-financial enterprises also may have items for which the turnover is quick, the maturities are short and the amounts are large. Short term debt such as revolving credit arrangements and commercial paper obligations were frequently cited examples. Respondents generally expressed the view that net reporting of those items also should be permitted.” The Board responds in paragraph 79, “The Board generally agreed that non-financial as well as financial enterprises may have items for which gross cash flows are not sufficiently relevant to require reporting them.”
10. Please disclose the types of expenses you include in the cost of sales line item and the types of expenses you include in selling expenses and general and administrative expense line items. In doing so, please also disclose whether you include inbound freight charges, purchasing, and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:
•	In a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

•	In MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item such as selling expenses or general and administrative expenses.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed disclosure that would appear within the Summary of Significant Accounting Policies footnote and within MD&A in future filings:
Included within Cost of Sales on our Statement of Operations are the cost of the merchandise we sell through our Retail and Wholesale segments, inbound and outbound freight costs, the operational costs of our distribution facilities, which includes receiving costs, inspection and warehousing costs and salaries and expenses incurred by the Company’s merchandising and buying operations.
Included within Selling Expenses are costs directly related to both Wholesale and Retail operations and primarily consist of payroll, occupancy, advertising and other operating costs, as well as pre-opening costs, which are expensed as incurred.
Included within General & Administrative Expenses are costs associated with corporate overhead departments, including senior management, accounting, information systems, management incentive programs including stock based compensation and bonus and costs that are not readily allocable to either the retail or wholesale segments.
Sales Recognition, page 34
11. You indicate that sales of merchandise are recognized when risk of loss has passed to customers. Please tell us how you determine that risk of loss has passed to the customers. Please disclose and explain situations where risk of loss does not transfer immediately. Also, please disclose whether your products are shipped FOB shipping point or FOB destination, if applicable. Please also disclose the certain limited situations in which customers have the right to return product.

Yankee Candle Response:
In accordance with the Staff’s comment, in future filings the Company will revise its disclosure within the Critical Accounting Policies and Estimates section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to include information that merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In our wholesale segment, products are shipped Free On Board shipping point, however revenue is recognized at the time the product is received by the customer due to the Company’s practice of absorbing risk of loss in the event of damaged or lost shipments. In our retail segment, transfer of title takes place at the point of sale (i.e., at our retail stores). There are no situations, either in our wholesale or retail segments, where legal risk of loss does not transfer immediately upon receipt by our customers.
Although we do not provide a contractual right of return, in the course of arriving at practical business solutions to various claims, we have allowed sales returns and allowances. In these situations, customer claims for credit or return due to damage, defect, shortage or other reason must be pre-approved by us before credit is issued or such product is accepted for return.
Note 4 — Property, Plant and Equipment, page 39
12. You indicate that construction allowances were historically reported as a reduction in the purchase of property and equipment line item in your statement of cash flows. Please disclose and tell us where the cash received for construction allowances is currently reported on your statement of cash flows.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings within the Property, Plant and Equipment footnote:
Cash received for construction allowances is reported within cash flows from operations in deferred rent, which is included within the line item “Accrued expenses and other liabilities.”
13. It is unclear why you have not presented the change in your accounting for construction allowances as a correction of an error in accordance with APB 20. Please tell us the amount of such allowances for each period presented and provide us with your materiality assessment for all line items affected by the change in accounting for each period presented. Please also refer to the February 7, 2005 letter from Donald Nicolaisen, Chief Accountant of the SEC, to Robert Kueppers, Chairman of the Center for Public Company Audit Firms, for additional background information regarding the correction of accounting for lease-related issues.
Yankee Candle Response:

We acknowledge that, prior to fiscal 2004, the Company erroneously netted construction allowances against the cost of property, plant and equipment (PP&E) in its balance sheets and against the cost of PP&E additions in its cash flow statements. However, construction allowances received in fiscal 2004 were properly accounted for on a “gross basis” as deferred rent within the balance sheet and as an operating cash flow within the statement of cash flows. Further, in the January 1, 2005 balance sheet, we recorded an adjustment increasing PP&E and deferred rent by approximately $4.2 million which represented the cumulative unamortized balance of construction allowances received in prior years, after having reached a determination, as discussed below, that prior year financial statements were not materially misstated and, accordingly, did not require restatement.
For reporting periods prior to fiscal 2004, we performed an evaluation to determine whether those financial statements were materially misstated as a result of recording construction allowances “net” vs. “gross”, on the balance sheet and as an investing activity rather than an operating activity within the statement of cash flows. This evaluation considered the guidance in SAB 99-1 “Assessing Materiality” among other considerations. We utilized both quantitative and qualitative factors when evaluating materiality. Based on the evaluation, we concluded that the effect of the error in our accounting for construction allowances was immaterial to prior year financial statements, and, accordingly, did not restate our January 3, 2004 consolidated balance sheet nor our fiscal 2003 and 2002 consolidated cash flow statements.
As part of our evaluation, we performed an analysis of the quantitative impact related to the error in accounting for construction allowances on total PP&E, total assets, total liabilities, total deferred rent (all balance sheet captions) and cash flows from operating and investing activities. The analysis is summarized as follows:

Property, plant and equipment:
- as reported at 1/3/04	$114,774,000
- if corrected	$118,940,000
- difference	$4,166,000
- percent change	3.50%

Total assets:
-as reported at 1/3/04	$334,681,000
-if corrected	$338,847,000
-difference	$4,166,000
-percent change	1.23%

Deferred rent:
-as reported at 1/3/04	$3,815,000
-if corrected	$7,981,000
-difference	$4,166,000
-percent change	52.20%

Total liabilities:
-as reported at 1/3/04	$144,408,000

-if corrected	$148,574,000
-difference	$4,166,000
-percent change	2.80%

Cash flows from operating activities:
-as reported for fiscal 2002	$91,815,000
-if corrected	$93,439,000
-change	$1,624,000
-percent change	1.74%

-as reported for fiscal 2003	$113,446,000
-if corrected	$115,235,000
-change	$1,789,000
-percent change	1.55%

Cash used in investing activities:
-as reported for fiscal 2002	$24,153,000
-if corrected	$25,777,000
-change	$1,624,000
-percent change	6.30%

-as reported for fiscal 2003	$22,050,000
-if corrected	$23,839,000
-change	$1,789,000
-percent change	7.50%
From a balance sheet perspective, both PP&E and deferred rent are noncurrent items in our balance sheet and therefore, the error had no impact on working capital. Although deferred rent is reported as a separate line item, it, by itself, represented only 2.6% of our total liabilities at January 3, 2004. Had the gross up adjustment been corrected at January 3, 2004, deferred rent would have represented only 5.4% of total liabilities. Due to the immateriality of the line item, such difference is also considered quantitatively immaterial. Our assessment of the effects of grossing up PP&E yielded a similar conclusion where the impact would have been only 3.5% on the PP&E balance and 1.2% on total assets.
From a cash flow statement perspective, we believe that operating cash flows are an important consideration to users of our financial statements as they provide the basis for several financial metrics frequently used by investors and reflects the operating health of our business. In both fiscal 2002 and 2003, the impact of reflecting construction allowances as operating activities would increase, not decrease, that subtotal, and by less than 2% which we believe is immaterial. The effects of grossing up investing activities by a like amount ($1.6 million in fiscal 2002, $1.8 million in fiscal 2003) represents 7.5% and 6.3%, respectively, of such investing cash flows. We view this as not material to the investing cash flows. We note that no trends would be affected by revising prior year financial statements.

Importantly, we note that the effect of the error in our accounting for construction allowances represents a balance sheet and cash flow statement adjustment and does not have any impact on the Company’s income statement, as construction allowances are amortized over the same period and included within the same caption in the income statement as depreciation on property, plant and equipment.
Further, the change did not affect the Company’s earnings and profitability and, as a result, would not have affected senior management’s compensation.
In our materiality analysis, we also noted:
•	The misstatement can be measured precisely and is not an estimate.

•	The initial recording of the item was not fraudulent in nature but was believed to be proper at the time.

•	The misstatement affects the balance sheet only and does not have any effect on the Company’s earnings.

•	Balance sheet ratios would not be materially impacted.

•	The misstatement had no effect on working capital.

•	Correction of the misstatement would have no effect on [compliance with] the company’s bank covenants.

•	Since bonuses awarded to management are based on the Company’s earnings, this misstatement would not have had any effect on executive compensation.
Based on the quantitative and qualitative analysis as outlined above, we concluded that the effect of the error in accounting for construction allowances “gross” versus “net” did not have a material impact on the Company’s financial statements taken as a whole. As such, we did not deem it necessary to restate our January 3, 2004 consolidated balance sheet nor our fiscal 2003 and 2002 consolidated cash flow statements.
Note 9 — Provision for Income Taxes, page 42
14. Please separately disclose the amounts and expiration dates of operating loss carryforwards, foreign tax credits and alternative minimum tax credit carry forwards. Please refer to paragraph 48 of SFAS 109.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings within the Provision for Income Taxes footnote:
At January 1, 2005, the Company had foreign net operating loss carryforwards totaling approximately $9.7 million. These net operating loss carryforwards have no expiration date.
Supplementally, we advise the staff that there are no material foreign tax credits or alternative minimum tax credit carryforwards.
Note 12 — Stockholders’ Equity, page 44
15. Please tell us how you accounted for the granting of 68,650 performance share awards, including how they are treated for basic and diluted earnings per share. Please specify the accounting literature you relied on in determining the appropriate accounting. Please disclose your accounting policy for performance shares.
Yankee Candle Response:
The Company accounted for the granting of 68,650 performance share awards in accordance with SFAS 123, “Accounting for Stock Based Compensation.” These shares vest over a three year period based on target earnings projections. SFAS 123, paragraph 18 states:
“The fair value of a share of nonvested stock awarded to an employee shall be measured at the market price (or estimated market price, if the stock is not publicly traded) of a share of the same stock as if it were vested and issued on the grant date. Nonvested stock granted to employees usually is referred to as restricted stock, but this Statement reserves that term for shares whose sale is contractually or governmentally restricted after the shares are vested and fully outstanding. The fair value of a share of restricted stock awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount as a share of similarly restricted stock issued to nonemployees.”
Furthermore, subsequent to the initial valuing of the stock award, the Statement (within paragraphs 29 & 30) details how this cost should be recognized:
“Compensation cost estimated at the grant date for the number of instruments that are expected to vest based on performance-related conditions, as well as those in which vesting is contingent only on future service for which the entity chooses to estimate forfeitures at the grant date pursuant to paragraph 28, shall be adjusted for subsequent changes in the expected or actual outcome of service- and performance-related conditions until the vesting date. The effect of a change in the estimated number of shares or options expected to vest is a change in an estimate, and the cumulative effect of the change on current and prior periods shall be recognized in the period of the change.
The compensation cost for an award of equity instruments to employees shall be recognized over the period(s) in which the related employee services are rendered by a charge to compensation cost and a corresponding credit to equity (paid-in capital) if the award is for future service. If the service period is not defined as an earlier or shorter period, the service period shall be presumed to be the period from the grant date to the date that the award is vested and its exercisability does not depend on continued employee service (paragraph 27). If an award is for past services, the related compensation cost shall be recognized in the period in which it is granted.”
The performance share grants were initially valued on the grant date by multiplying the number of performance shares granted times the Yankee Candle Company closing stock price on the grant date. The cost is being recognized within the Statement of Operations (“P&L”) (offset to Additional Paid In Capital) on a straight line basis through the end of fiscal 2006.

With respect to earnings per share, SFAS 128, “Earnings Per Share”, Paragraph 30 states:
“Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:
a. If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later). This condition is not met.
b. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).” This condition is not met.
This literature appears contradictory with guidance in SFAS 123 as the related compensation cost is recognized within the P&L during the service period. However, SFAS 128 addressed this contradiction within paragraph 120 of the SFAS 128:
“Some Board members were concerned about the inconsistency in when compensation cost for performance awards is included in the numerator of the diluted EPS computation (pursuant to Statement 123) and when the related contingent shares are included in the denominator of the same computation (pursuant to this Statement). The initial accruals of compensation cost for performance awards are based on the best estimate of the outcome of the performance condition. That is, compensation cost is estimated at the grant date for the options that are expected to vest based on performance-related conditions and that are accrued over the vesting period. However, pursuant to this Statement, diluted EPS would reflect only those shares (stock options) that would be issued if the end of the reporting period were the end of the contingency period. In most cases, performance awards will not be reflected in diluted EPS until the performance condition has been satisfied. The Board observed that (a) the focus of this Statement is the denominator of the EPS computation, not the determination of earnings, and (b) that treatment is consistent with current practice when compensation is associated with a contingent award.”
These performance shares will vest based on cumulative earnings targets which have not yet been met. As such, the performance share awards are not included in the calculation of weighted average basic and diluted shares outstanding.
The Company will include the following within the footnote on its accounting policy:

The performance share grants were initially valued on the grant date by multiplying the number of performance shares granted times the YCC closing stock price on the grant date. The cost is recognized within the P&L (offset to Additional Paid In Capital) on a straight line basis through the end of fiscal 2006.
Note 14 — Segments of Enterprise and Related Information, page 46
16. Please disclose your revenues from external customers attributed to your country of domicile and attributed to all foreign countries and domestic and foreign long-lived assets as of the periods presented. See paragraph 38 of SFAS 131.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings within the Segments of Enterprise and Related Information footnote:
Revenues from our International operations were $18.8 million for 2004, $13.7 million for 2003 and $10.8 million for 2002. Long lived assets of our International operations were $1.2 million in 2004, $0.6 million in 2003 and $0.6 million in 2002.
Item 9A. Controls and Procedures, page 49
17. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “...were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our CEO and CFO by others within those entities, particularly during the period in which this report was being prepared...” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify; if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note that this comment also applies to your quarterly reports on Form 10-Q.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company will include the following wording within Item 9A of our future Form 10-K filings:

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of January 1, 2005. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of January 1, 2005, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.
Item 15. Exhibits and Financial Statement Schedules, page 52
18. Please include a list of your subsidiaries in accordance with Item 601(b)(21) of Regulation S-K.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings:
The Company has the following wholly-owned subsidiaries:
      Yankee Candle Restaurant Corp.
      The Yankee Candle Company (Europe) Ltd.
      Quality Gift Distributors, Inc. —inactive
Exhibits 31.1 and 31.2
19. Please amend your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Please disclose in the introduction of paragraph 4 that your certifying officers are responsible for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The amendment you file should include your Form 10-K in its entirety.
Yankee Candle Response:
The Company has noted the Staff’s comment and will amend our Form 10-K for the year ended January 1, 2005 to include conforming certifications as follows:
I, [identify the certifying individual], certify that:
1. Based on my knowledge, this report does not contain any untrue statement of a material fact of omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(3)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:
By:
[Name] [Title]

FORM 10-Q FOR THE PERIOD ENDED APRIL 2, 2005
Note 2 — New Accounting Policy, page 6
20. Please tell us which of the accounting policies discussed in this note are new in the first quarter of 2005. For each such policy, tell us how you previously accounted for the underlying activity. If your previous accounting was not in accordance with GAAP, provide us with a materiality analysis for each period presented in your Form 10-K for the year ended January 1, 2005.
Yankee Candle Response:
The Company acknowledges that the correct accounting practice was to either expense or capitalize rent beginning on the earlier of the date when the Company becomes legally obligated for the rent payments or the date when the Company takes possession of the leased premises or has rights to use the property for construction purposes. However, prior to the first quarter of 2005, this had not been practiced. As such, the Company performed an evaluation to determine if the financial statements were materially misstated as a result of not recording construction period rent. This evaluation considered the guidance in SAB 99-1 “Assessing Materiality”, among other considerations.
Since the Company had not previously established a policy related to the expensing or capitalization of construction period rent, the Company performed a materiality assessment under both scenarios. The following analysis assumes the Company would have expensed the construction period rent:

Net income:
-as reported for fiscal 2002	$63,979,000
-if corrected	$63,755,000
-difference	$224,000
-percent change	0.35%

-as reported for fiscal 2003	$74,786,000
-if corrected	$74,754,000
-difference	$32,000
-percent change	0.04%

-as reported for fiscal 2004	$82,689,000
-if corrected	$82,588,000
-difference	$101,000
-percent change	0.12%

Diluted EPS:
-as reported for fiscal 2002	$1.17
-if corrected	$1.17
-difference	$0.00
-percent change	0.00%

-as reported for fiscal 2003	$1.40
-if corrected	$1.40
-difference	$0.00
-percent change	0.00%

-as reported for fiscal 2004	$1.68
-if corrected	$1.68
-difference	$0.00
-percent change	0.00%
The following analysis assumes the Company would have capitalized the construction period rent (no effect on earnings):

Property, plant and equipment:
-as reported at 1/3/04	$114,774,000
-if corrected	$116,242,000
-difference	$1,468,000
-percent change	1.26%

-as reported at 1/1/05	$126,365,000
-if corrected	$128,000,000
-difference	$1,635,000
-percent change	1.28%

Total assets:
-as reported at 1/3/04	$334,681,000
-if corrected	$336,149,000
-difference	$1,468,000
-percent change	0.44%

-as reported at 1/1/05	$346,359,000
-if corrected	$347,994,000
-difference	$1,635,000
-percent change	0.47%

Total liabilities:
-as reported at 1/3/04	$144,408,000
-if corrected	$145,876,000
-difference	$1,468,000
-percent change	1.01%

-as reported at 1/1/05	$166,696,000
-if corrected	$168,331,000
-difference	$1,635,000
-percent change	0.97%

Deferred rent:
-as reported at 1/3/04	$3,815,000
-if corrected	$5,283,000

-difference	$1,468,000
-percent change	27.79%

-as reported at 1/1/05	$10,600,000
-if corrected	$12,235,000
-difference	$1,635,000
-percent change	13.36%
Based on the analysis above, we concluded that the effect of either expensing or capitalizing construction period rent was immaterial to the financial statements as well as the individual account balances affected.
Further, the change in accounting did not change trends in earnings, cash flows or affect any of the Company’s management compensation plans as it was immaterial to net income. The change in accounting also did not materially affect any financial metrics used by the Company to evaluate performance, including debt covenants associated with our Credit Facility.
In our materiality analysis, we also noted:
•	The adjustment can be measured precisely and is not an estimate.

•	The initial recording of the item was not fraudulent in nature but was believed to be proper at the time.

•	Balance sheet and income statement ratios would not be materially impacted.

•	The adjustment would not have a material effect on compliance with the company’s bank covenants.

•	Since bonuses awarded to management are based on the Company’s earnings, this adjustment would not have had a material effect on executive compensation.
Based on the quantitative and qualitative analysis as outlined above, we concluded that the effect of the adjustment construction period rent did not have a material impact on the Company’s financial statements taken as a whole. As such, we did not deem it necessary to record the adjustment to our 2004 consolidated balance sheet, consolidated income statement or consolidated cash flow statements.
Since the Company had not previously recorded rent during the construction period, the Company adopted an accounting policy during the first quarter of 2005 to capitalize construction period rent. Under this accounting policy, straight-line rent recorded during the construction period is capitalized as a component of the historical cost of leasehold improvements included in property and equipment. The capitalized rent is amortized over the useful life of the related asset or the lease term, whichever is shorter. Straight-line rent recorded during the Company’s pre-opening period (generally from the date of construction completion through store open date) is recorded as a pre-opening expense.

FORM 10-Q FOR THE PERIOD ENDED JULY 2, 2005
Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operation, page 14
Thirteen and Twenty-Six Weeks Ended July 2, 2005 versus July 2, 2004, page 14
21. Please tell us when you began selling gift cards and your accounting policy with respect to breakage prior to the second quarter of 2005. Please tell us why you determined to change your policy and the basis for recording it in the second quarter.
Yankee Candle Response:
The Company began selling gift cards in October of 2001. Prior to the second quarter of 2005, the Company did not record gift card breakage income due to insufficient history on redemption rates. During the second quarter of 2005 the Company performed an analysis on redemption rates on gift cards since the inception of the program and determined that redemptions had decreased to a de minimus amount after 36 months and that approximately 8% of the gift card’s value will never be redeemed. This value was and will be recognized into revenue based on the redemption pattern of the Company’s gift cards. The Company will continue to analyze redemption patterns and activity and will adjust its estimate of gift card breakage income, if appropriate.
22. Please also revise your disclosure to clarify how you determine when it is probable that redemption will not occur. Your disclosure should clarify whether your gift cards have an expiration date and how many days after issuance or expiration of the gift card you record the balance as revenue.
Yankee Candle Response:
The Company points to the following detail which is an extract from an AICPA summary of the 2002 Year-end SEC conference:
The question “when has delivery occurred” arises when history demonstrates that customers prepay, on a nonrefundable basis, for services or goods that they ultimately do not demand. The difference between what the customer has paid for and what they ultimately receive is referred to as “breakage.” For example, a customer prepays for 100 hours of future legal services and can demand those services over 2 years. The seller’s historical experience is that the customer will demand only 93 hours. Here, breakage is represented by the 7 hours of legal services that the customer will not use.
The accounting question is when to recognize revenue on the 7 hours of service that the customer does not demand. (This question becomes particularly difficult when the service period has no expiration date.) The SEC staff observed that FASB Statement No. 140 requires either performance or a legal release to extinguish a liability. The prepayment for future delivery of services or goods creates a liability.

Thus there is an argument to recognize revenue on “breakage” only when the performance period ends. However, the SEC staff will not object to revenue recognition prior to the expiration of the performance period in the following circumstances:
☐ Management can demonstrate that the demand for future performance is remote based on a large population of homogenous transactions; and
☐ There is objective reliable historical evidence supporting the estimate of breakage.
Even when these criteria are met, the staff will be skeptical of an accounting model that results in immediate income for breakage. Referring to the legal services example, the staff would expect that the 7 hours of breakage would affect the fee per hour used to recognize revenue on the 93 hours of service provided (assuming the above criteria are met) rather than create a credit to income when the contract is signed and the fee is paid. The staff also observed that whether breakage represents revenue or a gain (i.e., other income) depends on the facts and circumstances.
This fact pattern is similar to recording revenue in situations where there are rights to return. Relevant guidance for this fact pattern is found in FAS 48 Revenue Recognition when Rights of Return Exist. Paragraph 6 from this Statement is extracted below:
If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:
a. The seller’s price to the buyer is substantially fixed or determinable at the date of sale.
b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
c. The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
f. The amount of future returns can be reasonably estimated.
Prior to the second quarter of fiscal 2004, the Company did not believe there was enough redemption data to satisfy the requirements of (f) above. As a result of 45 months worth of data, from October 2001 through Q2 2005, the Company believes it has enough redemption data to arrive at a reasonable estimate for breakage income.
The Company will include the following proposed disclosure in future filings:
The Company, based on historical information, determined that redemptions decreased to a de minimis amount 36 months after issuance and that approximately 8% of the gift card’s value will never be redeemed. This value was and will be recognized into revenue based on the redemption pattern of the Company’s gift cards.

23. You state that the increase in retail segment profitability in dollars and as a percentage of sales during the second quarter of 2005 was primarily attributable to continued productivity in supply chain, product sourcing initiatives, improved retail product mix and discount levels and gift card breakage income. Please revise your disclosure to quantify the individual components identified.
Yankee Candle Response:
In accordance with the Staff’s comment, the Company suggests the following proposed revised disclosure that would appear in future filings:
The increase in retail segment profitability in dollars and as a percentage of sales during the second quarter of 2005 was primarily attributable to continued productivity in supply chain and product sourcing initiatives of approximately of $1.0 million, improved retail product mix and discount levels of approximately $0.4 and gift card breakage income of approximately $0.8 million, offset in part by $1.4 million of increased selling expense associated with the continued growth in the number of retail stores.
* * * * *
In connection with our responses the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event that you have any additional questions, please contact me directly at (413) 665-8306.
Regards,
/s/ Bruce H. Besanko
Bruce H. Besanko
Senior Vice President, Finance
& Chief Financial Officer
The Yankee Candle Company, Inc.
CC: Ernest Greene, Scott Watkinson